Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	31132-0001/ CW1235138.5

June 11, 2007

BY COURIER AND EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

USA

Attention:	Donna Levy

Dear Sirs/Mesdames:

Re: Mainland Resources Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed May 15, 2007 File No. 333-142053

Thank you for your letter of May 24, 2007 with respect to Amendment No. 1 to the Form SB-2 (the “Form SB-2”) filed by Mainland Resources Inc. (the “Company”). We enclose our response to your comment and four blacklined copies of our amendment to the Form SB-2. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of May 24, 2007.

General

1.	Please revise Mainland’s registration statement to address the following:
(a)

Please disclose all of the relationships among the selling shareholders named in Mainland’s registration statement who were also selling shareholders, or are related to the selling shareholders, named in the Gulf Western registration statements mentioned above, or are related to Mrs. Jivraj-Sangara. Please tell us the contacts, including the names of individuals participating in those contacts, leading to the investment in Mainland by those Gulf selling shareholders.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

The following information is provided as supplemental disclosure to the Form SB-2 in response to your letter of May 24, 2007. The Form SB-2 has not been revised to include such information as the disclosure provided in the Form SB-2 is in compliance with Items 404 and 507 of Regulation S-B. We have been advised that:

(a)	the following individuals were named as selling shareholders in the Gulf Western Petroleum Corp. (formerly Georgia Exploration, Inc.) registration statements and in the Form SB-2:
• Sukvinder (Sokhie) Puar;	• Karima Jivraj;
• Brenda Parhar;	• Deborah McSorely;
• Debbie Lew;	• Jagjit (Jay) Singh Sidhu;
• Amir Jivraj;	• Shane Roberts; and
• Rabiya Jivraj;	• Neena Puar.
(b)	the relationships among the individuals named as selling shareholders in the Gulf Western registration statements and in the Form SB-2 are as follows:
•	Neena Puar is Sukvinder Puar’s wife;
•	Karima Jivraj and Rahim Jivraj are Mrs. Jivraj-Sangara’s siblings;
•	Amir Jivraj and Rabiya Jivraj are the parents of Mrs. Jivraj-Sangara;
•	Brenda Parhar is Sukvinder Puar’s sister-in-law;

•             Debbie Lew, Deborah McSorely and Jagjit Sidhu are friends and business associates of Sukvinder Puar and Rahim Jivraj; and

•	Shane Roberts is Rahim Jivraj’s friend.
(c)	The contacts leading to the investment in the Company by those Gulf Western selling shareholders are as follows:
• Sukvinder Puar; and
• Rahim Jivraj.

(b)

Please tell us the nature of the consulting services Mr. Puar provided Gulf Western prior to his appointment as the President (we refer you to Note 5 to the Financial Statements of the Gulf Western’s Form 10 QSB for the quarter ended

September 30, 2006 filed November 15, 2006), and tell us the nature of the consulting services Mr. Puar provided to Bassett Ventures. Please state whether Mr. Puar is providing any kind of services to Mainland. If so, describe them and state his remuneration.

The following information is provided as supplemental disclosure to the Form SB-2 in response to your letter of May 24, 2007. The Form SB-2 has not been revised to include such information. We have been advised that:

•              Note 5 of Gulf Western’s Form 10-QSB for September 30, 2006 filed November 15, 2006 refers to an amount due to a related party as well as consulting fees. These amounts have been confirmed as payable to Mrs. Jivraj-Sangara and were not payable to Mr. Puar;

•              Prior to his appointment as president of Gulf Western, Mr. Puar did not have a consulting agreement with the Gulf Western. Any consulting services were rendered upon acceptance of the position of president and director of Gulf Western, on October 16, 2006. His duties included assisting with the day-to-day operations and the business development of Gulf Western. Mr. Puar’s primary function was to help source further resource related opportunities for acquisition and assist with any financing requirements;

•             Mr. Puar assisted with day to day operations, and the business development and restructuring, of Basset Ventures Inc.; and

•             Mr. Puar is not providing any kind of services to the Company at this time and receives no compensation from the Company.

(c)

Given the similarities and connections between Mainland, Gulf Western and Bassett, Gulf Western’s reverse merger activities, and Bassett’s share exchange activities, please revise the Mainland registration statement to comply with Rule 419 of the Securities Act of 1933. If you do not believe that Rule 419 applies to Mainland’s offering, please add disclosure to the Form SB-2 prospectus explaining why Mainland is not a blank check company within the meaning of Rule 419. In this regard, it would appear appropriate to disclose the history of Bassett and Gulf Western, including Gulf Western’s reverse merger activities following effectiveness of its Form SB-2, and Bassett’s share exchange activities. Disclose the various connections and similarities between Mainland, Gulf Western and Bassett, and explain in your disclosure why the reverse merger activities conducted by Gulf Western and the share exchange by Bassett are not indicative of Mainland’s proposed activities. Finally, address why it is expected that the mining properties held in trust for Mainland by Mr. Harakh will be more successful than the mining properties held in trust for Gulf Western by Mrs. Jivraj-Sangara, given that they are in close proximity to one another.

We refer to your comment in regards to the applicability of Rule 419 of Regulation C of the Securities Act of 1933 to the Company. With respect, we are advised that the Company does not agree with any Securities and Exchange Commission (“Commission”) conclusion that it may be a "blank check" company such that Rule 419 would apply.

As you are aware, Rule 419(a)(2) defines a blank check company as "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person...".

As disclosed in the Form SB-2, the Company is a resource company engaged in the acquisition, exploration, development and exploitation of mineral properties. The Company’s main focus has been the identification and potential development of mineral properties that contain economically recoverable reserves, which resulted in the acquisition of the Company’s interest in the properties disclosed in the Form SB-2. In addition, the Company has obtained a technical report on its Southwest and Sedona claims, prepared by Erik A. Ostensoe , B.Sc., P. Eng., dated May 6, 2006. Mr. Ostensoe is a professional geoscientist providing consulting services to the mining industry. We have been advised that the Company intends to develop and pursue its current exploration plan. We respectfully submit that this would indicate that the Company has a specific business plan and purpose.

Commission staff have noted:

"a recent trend in registration filings by companies whose business plan is predicated on the outcome of a feasibility study. The feasibility studies are used to investigate the need or marketability of a particular service or product. Generally, these companies have no assets or experience in the particular business being considered. Commission staff indicated that the application of Rule 419 was being addressed in the comment process." (Source: Final Report-2002 Conference on Federal-State Securities Regulation)

The Company’s current exploration plans are not contingent upon the outcome of a feasibility study. Further, the Company has retained requisite expertise to develop its exploration plans on its properties.

The Company is unable to predict with certainty that its exploration program will ultimately succeed, as is the case with any development exploration stage resource company. While the Company does not have any current plans to merge with or acquire another company, it may be required to do in the future if its operations fail, in an effort to retain some value for its shareholders.

We have amended the Form SB-2 under the subheading entitled “Our Business” under the heading entitled “Summary” to include the following:

We are not a "blank check company" as defined by Rule 419(a)(2) of Regulation C of the Securities Act of 1933, as we are pursuing the exploration program for our properties. We do not have any plans to merge with or acquire another company within the foreseeable future, and we have not entered into any agreements or understandings for any such merger or acquisition.

We have further revised the Form SB-2 under the subheading entitled “Going Concern” under the heading entitled “Management’s Discussion and Analysis” to include the following:

We are not a “blank check company” as defined by Rule 419(a)(2) of Regulation C of the Securities Act of 1933. We intend to actively pursue our exploration program on our mineral properties in accordance with our financial capacity and the recommendations of our consulting geologist. We do not have any plans to merge with or acquire another company within the foreseeable future, and we have not entered into any agreements or understandings for any such merger or acquisition.

We refer to your comment on the history of Bassett and Gulf Western. The Company has agreed to amend the Form SB-2 to include disclosure about Gulf Western. We have amended the disclosure under the subheading “Risks associated with our business” under the heading “Risk Factors” to include the following:

There are several similarities between our company and Gulf Western Petroleum Corp., which consummated a merger and change of business approximately six months after the effectiveness of its registration statement.

On May 3, 2006, Gulf Western Petroleum Corp. (formerly Georgia Exploration Inc.) filed a registration statement on form SB-2 that went effective on June 30, 2006. Approximately six months after the effectiveness of Gulf Western’s form SB-2, Gulf Western consummated a merger with Wharton Resources Corp. and changed its business from that of mineral exploration to the identification, acquisition and development of oil and gas resource opportunities. In Gulf Western’s registration statement, Gulf Western described itself, as we do, as a mineral exploration company and had a business plan substantially similar to our business plan. Certain other similarities exist between our company and Gulf Western, including: (i) the location of our mineral properties, which are located in the Similkameen Mining District, near the town of Princeton, in the Province of British Columbia; (ii) our sole officer and director has no, and Gulf Western’s sole officer and director had no, previous mining experience; (iii) our sole officer and director owns our mining claims, and Gulf Western’s sole officer and director owned its mining claims, in trust for our company and Gulf Western respectively; and (iv) certain of the selling shareholders named in this registration statement were named as selling shareholders in Gulf Western’s registration statement. Despite the apparent similarities between our company and Gulf Western, at this time: (i) we intend to follow our proposed business plan, including the recommendations of our consulting geologist; (ii) subject to us raising the required funding, we intend to complete our three phased exploration program; and (iii) we have neither discussed nor agreed to any merger between our company and any third party. Management plans to operate our company consistent with the best interests of our company and in a way that maximizes shareholder value, however, there is no assurance that our exploration program will be successful, or that we will never change our current business.

2.            We note your response to our prior comment 3, and reissue it. Since Messrs. Puar and Jivraj are selling shareholders and own more than 5% of your stock, you should be able to obtain this information from them.

We note that Rahim Jivraj was President, CEO and Director and Sokhie Puar was Secretary, Treasurer and Director of Bloorcom Corp. and that each were also controlling shareholders of Bloorcom. Bloorcom filed an SB-2 in Feb. 2005 indicating that it would provide e-commerce solutions to medium sized retail businesses, which were designed to integrate with a business’s existing enterprise management software and existing customer websites. The company had minimal assets and revenues before it withdrew its SB-2 in March 2006. As such, please add a risk factor discussing the involvement of two of your main shareholders in a prior failed public offering. Discuss the extent of Messrs. Jivraj’s and Puar’s participation in Mainland Resources’ offering, if any, and in Bloorcom’s offering.

We have been advised that Bloorcom rescinded its registration statement due to escalating costs directly attributed to legal and accounting expenses associated with the offering. In addition, we have been advised that Bloorcom was not able to renegotiate a renewal contract with its primary client, which attributed to ninety percent of Bloorcom’s revenues.

We have been advised by the Company that Messrs. Jivraj and Puar participated in private placement transactions with the Company in reliance upon Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended, in offshore transactions. Given their status as shareholders, the Company does not feel that a risk factor discussing the involvement of Messrs. Jivraj and Puar in a prior failed public offering is warranted as this does not constitute a material risk to the Company. Should you require any additional information concerning Bloorcom and/or Bloorcom’s directors or officers, the Company suggests that the Staff contact Messrs. Jivraj and Puar directly.

Undertakings

3.            We note your response to our prior comment 5 and reissue it in part. Please provide the undertaking required by Item 512(g)(ii) of Regulation S-B.

We have revised the disclosure under Item 28 Undertakings to the following:

The undersigned company hereby undertakes that it will:

(1)	file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include:
(a)	any prospectus required by Section 10(a)(3) of the Securities Act;

(b)

reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(c)	any additional or changed material information with respect to the plan of distribution not previously disclosed in the registration statement;
(2)

for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering;

(3)	file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the offering; and
(4)

For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;
(b)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
(c)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(d)	Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Mainland pursuant to the foregoing provisions, or otherwise, Mainland has been advised that in the opinion of the Commission that type of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against said liabilities (other than the payment by Mainland of expenses incurred or paid by a director, officer or controlling person of Mainland in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, Mainland will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Signature Page

4.            We note your response to our prior comment 6. In addition to the Principal Executive Officer and Principal Accounting Officer, the Principal Financial Officer (or person acting in that capacity) must also sign the registration statement. Please refer to the Instructions for Signatures on Form SB-2.

The Company has one individual serving as its sole director and officer. The signature page has been revised to list Vijesh Harakh as the President, Secretary and Treasurer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer).

***

We look forward to any further comments you may have in regard to the amended SB-2 or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3118.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/sra

cc:	Vijesh Harakh